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04045626

October 13, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of September 30, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

10/21

SEC MAIL PROCESSING
RECEIVED
OCT 18 2004
WASH. D.C. 202 SECTION

DOCSNY1:1075961.1

FILE NO. 82-3907

Press Information

Vienna International Airport:
Steady two-digit traffic growth in September.

The good development of traffic continued into September with two-digit growth over the *comparable prior year period in all segments.*

The number of passengers rose 14.6% to 1,471,521 and transfers increased 14.9%. Flight movements showed a plus of 14.9% and maximum take-off weight (MTOW) grew 20.1%. Cargo turnover rose 27.5%.

Long-haul traffic continued to demonstrate strong growth with +23% to the Far East and +6.6% to the USA. Traffic to Eastern Europe rose 18.9%, and the Near and Middle East reported the strongest growth with a plus of 61.7%.

The number of passengers handled during first nine months of 2004 increased 17.5% to 11,246,211. Transfers rose 22.1, and maximum take-off weight (MTOW) grew 18.5%. Flight movements increased 15% and cargo volume 22.1% during the first three quarters of the year.

	September 2004	Change in %	January to September 2004	Change in %
Passengers:	1,471,521	+14.6	11,246,211	+17.5
Transfer passengers:	491,178	+14.9	3,909,894	+22.1
Maximum take-off weight (in tonnes):	565,689	+20.1	4,664,498	+18.5
Flight movements (arrival + departure):	20,131	+14.9	168,578	+15.0
Cargo in tonnes (air cargo and trucking):	19,064	+27.5	152,569	+22.1

For additional information contact: Hans Mayer (+43-1-)7007-23000

28/04 .... M/MY .... 13. October 2004